April 5, 2007

Jeanne Bennett, CPA
Staff Accountant

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 24549

Re:	Derma Sciences, Inc. – Form 8-K for Item 4.02(a); Filed March 27, 2007 – File No. 1-13070

Dear Ms. Bennett:

The staff’s correspondence of March 27, 2007 relative to the above captioned subject requests that Derma Sciences, Inc. file an amended Form 8-K under Item 4.02(a) disclosing when and how it intends to file restated financial statements. Please be advised that Derma Sciences filed audited restated financial statements with its Form 10-KSB on April 2, 2007.

Further to the staff’s March 27, 2007 correspondence, the registrant acknowledges that:

•	The registrant is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

DERMA SCIENCES, INC.

/s/ John E. Yetter

John E. Yetter, CPA
Vice President and Chief Financial Officer